Exhibit 99.1

May 18, 2026

To Our Shareholders

59 Naniwa-cho, Chuo-ku, Kobe

Micware Co., Ltd.

Kenji Narushima, Representative Director

Annual General Meeting of Shareholders

to be held by Written Resolution

We would like to express our sincere gratitude for your continued support.

In accordance with Article 319, Paragraph 1, and Article 320 of the Companies Act, we intend to treat the resolutions of the Annual General Meeting of Shareholders as having been adopted as of May 29, 2026, without holding the meeting, based on the written resolution by all shareholders entitled to exercise voting rights regarding the Company’s proposals outlined below.

Accordingly, if you agree to the proposals outlined below, please affix your seal to the attached consent form and return it to us by the date specified above.

Sincerely,

Details

Resolutions to Be Adopted

Item 1: Approval of Financial Statements for the 23rd Fiscal Year (March 1, 2025, to February 28, 2026)

Item 2: Election of One Director

The summary of each agenda item is as described in the “Reference Documents for the Annual General Meeting of Shareholders”

End

Reference Documents for the Annual General Meeting of Shareholders

1. Proposals and Reference Items

Agenda Item No. 1: Approval of Financial Statements for the 23rd Fiscal Year (March 1, 2025, to February 28, 2026)

Pursuant to the provisions of Article 438, Paragraph 2 of the Companies Act, the Company is required to obtain approval of its financial statements at the Annual General Meeting of Shareholders; therefore, we hereby request your approval of the financial statements for the Company’s 23rd fiscal year.

The Board of Directors has determined that the financial statements accurately present the Company’s assets and financial results in accordance with applicable laws and regulations and the Articles of Incorporation.

Agenda Item No. 2: Election of One Director

To further strengthen the Company’s management structure, we hereby request the election of one new director.

The candidate for election is as follows:

Director Kazunori Mori

Mr. Mori’s background is as follows.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions
Kazunori Mori (Born on October 8, 1977)	April 2000	Joined Toyota Tsusho Corporation
	April 2024	General Manager, Advanced Mobility Services Division, Toyota Tsusho Corporation
	April 2025	President and CEO, NEXTY Electronics Corporation
	September 2025	President and Representative Director, Resheed Co., Ltd. (Current Position)

End

(Attached Documents)

Business Report

(March 1, 2025 - February 28, 2026)

1. Matters Concerning the Current Status of the Corporate Group

(1)	Operational Progress and Results

During this consolidated fiscal year, the Japanese economy showed signs of a gradual recovery, driven by widespread wage increases and a rebound in inbound tourism demand, while energy and material prices remained elevated. The Bank of Japan ended its negative interest rate policy and intensified efforts toward normalizing monetary policy, marking a turning point away from the prolonged period of exceptional monetary easing. Meanwhile, the yen continued to weaken in the foreign exchange market, and the impact on corporate earnings and import costs became apparent.

In the global economy, uncertainty remained high against the backdrop of the effects of monetary tightening in Europe and the United States, the slowdown in the Chinese economy, and the uncertainty surrounding the situations in Ukraine and the Middle East. In the automotive industry, while technological innovations such as electrification, autonomous driving, and software-driven systems are advancing, the business environment continues to undergo multifaceted changes, including the impact of global supply-demand adjustments and constraints on parts procurement.

Under the vision “Be There Be Now,” our Group focuses its business on SDVs (Software-Defined Vehicles)—vehicles designed and developed to enhance vehicle functionality and value primarily through software—connected services, and LBS (Location-Based Services), a system that uses location data from smartphones and other devices to provide information and services tailored to a person’s location. During this fiscal year, while the global economy was affected by persistently high inflation and geopolitical risks, signs of demand recovery were observed in major markets. In the automotive industry, the trends toward electrification, automation, and software-driven solutions accelerated further, making this a year in which opportunities for technological innovation coexisted with changes in the competitive environment for our Group.

In this environment, based on our medium-term management plan, the Group focused on expanding our software platform business and creating new value in the mobility services sector, while also working to improve profitability and strengthen our corporate foundation. As a result, while we achieved certain results, we also incurred increased expenses due to higher development investments.

(Contract Development Revenue)

Regarding contract development revenue, which constitutes the Group’s primary source of income, we have established a system capable of meeting customer needs by securing a sufficient workforce of in-house and outsourced development resources. As a result, contract development revenue totaled 17,688,510 thousand yen (up 4.9% year-on-year).

(Royalty Revenue)

Royalty revenue, which is recognized based on the number of units sold for software provided by our Group, amounted to 3,096,186 thousand yen (down 4.3% year-on-year).

(Other Revenue)

The Group’s other revenue primarily consists of service businesses including map data provision, maintenance service and other new businesses currently under development. For this fiscal year, this revenue amounted to 1,448,996 thousand yen (up 34.2% year-on-year).

As a whole, consolidated revenue for this fiscal year was 22,233,692 thousand yen (up 5.0% year-on-year), consolidated operating income was 2,231,187 thousand yen (up 14.7% year-on-year), consolidated ordinary income was 2,240,587 thousand yen (up 19.7% year-on-year), and net income attributable to owners of the parent was 1,534,354 thousand yen (up 31.4% year-on-year).

(2)	Capital Expenditures

The total amount of capital expenditures made by the corporate group during this consolidated fiscal year was 302,965 thousand yen.

These capital expenditures primarily consisted of renovation work and the purchase of equipment related to the opening of Micware Innovation Lab Kobe (MIL-KOB), an increase in leased assets related to the Mvcube business, and the implementation of a new accounting system.

(3)	Status of Business Acquisitions from Other Companies

With the aim of strengthening our business foundation and expanding our business scope in the mobility sector, our Group carried out the following business acquisitions during this consolidated fiscal year.

(a)	On March 31, 2025, we acquired the NaviCon-related business and the NaviBridge-related business from Denso Corporation.

(b)	On April 1, 2025, we acquired the business related to the development, provision, and maintenance of taxi dispatch systems from Denso Ten Co., Ltd.

Through these business acquisitions, we will redouble our efforts to expand our business and enhance corporate value in the future.

(4)	Status of Fundraising

During this consolidated fiscal year, there were no issuances of new shares, nor any issuances or exercises of stock options or similar instruments.

We have raised long-term funds from financial institutions; the major breakdown is as follows. For the balance of long-term borrowings, please refer to “1. (11) Major Lenders of the Corporate Group (February 28, 2026).”

Lender	Amount Raised
The Awaji Shinkin Bank	300,000 thou yen
Total	300,000 thou yen

In addition, the balance of short-term borrowings raised for working capital increased by 800,000 thousand yen compared to the end of the previous fiscal year.

(5)	Issues to be Addressed

The mobility industry, to which our Group belongs, is facing a major turning point against the backdrop of the sophistication of in-vehicle systems, advances in autonomous driving and advanced driver-assistance technologies, and the shift toward SDVs, which continuously enhance vehicle value through software. Furthermore, uncertainties surrounding trade policies and fluctuations in the earnings environment of automakers are factors driving the need for greater flexibility in business planning and investment decisions across the entire automotive industry.

In this environment, mobility is evolving beyond a mere means of transportation to become a platform centered on software, data, and services. Accordingly, our Group must continuously evolve in both business operations and management structure, building upon the strengths we have cultivated in in-vehicle software development and location-based technologies. With this understanding, our Group will focus on addressing the following challenges.

(a) Group Organization

Our Group transitioned to a holding company structure on March 1, 2024, and has since promoted management that emphasizes a sense of unity across the entire Group. Looking ahead, as we advance the sophistication of our existing businesses, take on new business challenges, and fully expand our operations in global markets, we recognize that management transparency, the clarification of decision-making processes, and the establishment of a governance structure meeting global standards will become even more critical.

Moving forward, we will strive to achieve an optimal balance between the strategic planning and oversight functions of the holding company and the swift business execution of each operating company. We will advance the enhancement of internal management systems and performance metrics, and work to strengthen a group management structure capable of sustaining growth even in a rapidly changing business environment.

(b) Expansion into New Business Areas

Historically, our Group has focused primarily on B2B business, with the aim of maximizing the use of our management resources, including the technologies, development expertise, and customer relationships we have cultivated over the years. In particular, we have continuously worked to strengthen our technical capabilities and enhance our services in fields such as in-vehicle software and location-based technologies.

At the same time, changes in the business environment surrounding the mobility sector in recent years have heightened the importance of creating new value using software and data. In light of these circumstances, our Group views expansion into new business areas—utilizing the know-how and technologies we have cultivated—as a key priority for medium- to long-term growth, while placing emphasis on compatibility and synergy with our existing businesses. Moving forward, we will continue to carefully assess business viability and risks while gradually advancing necessary R&D investments to create new revenue opportunities.

(c) Promoting Globalization

Historically, our Group has primarily served domestic manufacturers as its main clients and conducted business centered on the Japanese market. However, with the advancement of IT technology, the significance of national borders in software development and business operations has shifted. We recognize that, with an eye toward future growth, the importance of management from a global perspective is increasing year by year.

Based on this understanding, our Group has been progressively establishing overseas bases to diversify our development structure and build a foundation for future customer acquisition. Although the scale of our operations is currently limited, we are deepening our understanding of the characteristics and needs of each market through our business bases in key regions such as the United States, Asia, and Europe.

Going forward, we will strive to strengthen our business foundation in the global market in a phased and steady manner, while prioritizing synergies with existing businesses and risk management.

(d) Human Resources

To drive expansion into the new business areas mentioned above and advance our globalization efforts, it is essential to secure and develop talent with diverse and advanced expertise in fields such as software, AI, data utilization, business development, and global management. At the same time, competition for talent—particularly in the IT and software sectors—is intensifying, and challenges such as rising labor and recruitment costs are becoming apparent.

Based on the fundamental principle that “a company is its people,” we will continue to pursue multifaceted recruitment efforts, alongside creating a rewarding work environment, establishing appropriate evaluation and compensation systems, and enhancing education and training programs. Through these efforts, we aim to build an organization where the growth of each employee and the enhancement of corporate value form a virtuous cycle.

(e)	Strengthening Internal Management Systems

As our Group’s business grows, we anticipate an increase in long-term outsourced software development projects and projects for the development of advanced new services. Furthermore, as the corporate group expands, we believe there is a need to further strengthen compliance and governance.

Therefore, in addition to implementing a core system to achieve more precise project profit and loss management, we are sequentially introducing various approval request systems.

Furthermore, to systematically address the increasingly complex and sophisticated accounting standards, various legal regulations, and diverse societal demands, we intend to implement a continuous learning program.

(6)	Recent Financial Assets and Profit/Loss Status

(a)	Financial assets and profit/loss status of the previous three consolidated fiscal years and the reported consolidated fiscal year

(Consolidated) Category	Fiscal Year Ended 2023/2	Fiscal Year Ended 2024/2	Fiscal Year Ended 2025/2	Fiscal Year Ended 2026/2 (Reported Fiscal Year)
Revenue (thousand yen)	14,655,879	18,074,061	21,180,424	22,233,692
Ordinary Profit (thousand yen)	1,182,174	2,159,608	1,872,446	2,240,587
Net Income attributable to Owners of the Parent (thousand yen)	444,514	1,526,613	1,167,798	1,534,354
Net Income per Share (yen)	239,888.90	902,077.44	5,051.24	6,594.19
Total Assets (thousand yen)	10,948,144	12,398,501	24,077,245	18,520,064
Net Assets (thousand yen)	4,308,760	5,036,201	6,973,594	8,550,953
Net Assets per Share (yen)	2,260,826.56	3,035,684.99	29,341.30	35,757.72

(Note)	1.	Effective from the fiscal year ended February 2023, we have adopted the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020) and related standards from the beginning of the fiscal year, and the figures for this consolidated fiscal year reflect the results after applying these standards.
	2.	“Net Income per Share” is calculated based on the average number of shares outstanding during the period.
	3.	“Net Assets per Share” is calculated based on the total number of shares outstanding at the end of the period.
	4.	Revenue amounts do not include consumption tax.

(b)	Financial assets and profit/loss status of the previous three fiscal years and the reported fiscal year (Non-consolidated)

(Non-consolidated) Category	Fiscal Year Ended 2023/2 (20th)	Fiscal Year Ended 2024/2 (21st)	Fiscal Year Ended 2025/2 (22nd)	(Reported Year) Fiscal Year Ended 2026/2 (23rd)
Revenue (thousand yen)	13,859,131	17,307,136	3,412,120	4,569,429
Ordinary Profit (thousand yen)	1,007,021	1,856,269	(298,143)	727,642
Net Income (thousand yen)	371,445	1,320,527	(261,751)	602,743
Net Income per Share (yen)	200,456.21	780,301.33	(1,132.19)	2,590.41
Total Assets (thousand yen)	10,529,642	11,802,396	13,880,803	13,630,397
Net Assets (thousand yen)	4,009,694	4,454,205	4,828,121	5,393,001
Net Assets per Share (yen)	2,163,893.23	2,684,873.98	20,883.78	23,150.50

(Note)	1.	Starting from the 20th fiscal year, we have adopted the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020) and related standards from the beginning of the fiscal year, and the figures for this fiscal year reflect the results after applying these standards.
	2.	Due to a corporate spin-off in March 2024, certain business operations were transferred to Micware Automotive Co., Ltd. and three other companies.
	3.	“Net Income per Share” is calculated based on the average number of shares outstanding during the period.
	4.	“Net Assets per Share” is calculated based on the total number of shares outstanding at the end of the fiscal year.
	5.	Revenue amounts do not include consumption tax.

(7)	Status of Major Parent and Subsidiary Companies

(a)	Status of the Parent Company

Not applicable.

(b)	Status of Principal Subsidiaries

Company Name	Capital	Percentage of Voting Rights	Principal Business Activities
Micware North America, Inc.	USD 1mil	70.0%	Planning, contract development, and sales of system solutions
Micware Asia Pacific Co., Ltd.	BHT 34mil	70.6%	Planning, contract development, and sales of system solutions
Micware Europe GmbH	EUR 25thou	100.0%	Planning, contract development, and sales of system solutions
Micware Navigations Co., Ltd.	JPY 350mil	100.0%	Development, implementation, operational support, maintenance, and licensing of in-vehicle navigation systems
Micware Automotive Co., Ltd.	JPY 350mil	100.0%	Planning, development, operational support, and sales of in-vehicle IVI systems
Micware Mobility Co., Ltd.	JPY 350mil	100.0%	Development of digital cockpits for automobiles and business utilizing dashcam footage

(Note)	1.	Micware Europe GmbH was acquired through a share transfer from O-WELL Corporation (formerly O-WELL GERMANY GmbH) on March 28, 2024.
	2.	Micware Navigations Co., Ltd. (formerly DataBroad Co., Ltd.) succeeded the micNexus Company business of our company through a corporate split (absorption-type split) conducted by our company on March 1, 2024, and changed its company name at the same time.
	3.	Micware Automotive Co., Ltd. (formerly HI Co., Ltd.) succeeded to our micAuto Company business of our company through a corporate split (absorption-type split) conducted by our company on March 1, 2024, and changed its company name at the same time.
	4.	Micware Mobility Co., Ltd. succeeded to our micMobility Company business of our company through a corporate split (new entity split) conducted by our company on March 4, 2024.

(8)	Main Business Activities

Our Group primarily provides software and related services in the mobility sector. Considering recent changes in our business structure and our global expansion, we have organized our business activities into the following three categories.

Business Brands	Description
LBS (Location-Based Services)	This business area provides software and services centered on location-based technology and is one of the core businesses of our Group. We primarily plan, develop, and provide navigation software for automobiles, as well as applications and related services that utilize location data.
SDV (Software-Defined Vehicle)	Based on the concept of the Software-Defined Vehicle, in which a vehicle’s functions and value are defined and evolved through software, this business area primarily provides support for the design and development of in-vehicle software.
Others	This business area focuses on research and development activities aimed at creating new businesses with an eye toward future growth. Within this area, we conduct surveys, prototyping, and technical verification to explore the potential of new technologies and services, while seeking synergies with our existing businesses.

(9)	Major Offices of the Corporate Group (as of February 28, 2026)

NO	Location Name	Location
1	Kobe Headquarters	Kobe, Hyogo
2	Kobe Office	Kobe, Hyogo
3	MIL-KOB (Micware Innovation Lab - Kobe)	Kobe, Hyogo
4	Tokyo Headquarters	Minato-ku, Tokyo
5	Tokyo Office	Minato-ku, Tokyo
6	Tokyo Satellite Office	Minato-ku, Tokyo
7	MIL-OSK (Micware Innovation Lab - Osaka)	Osaka, Osaka
8	Sapporo Office	Sapporo, Hokkaido
9	Shin-Yokohama Office	Yokohama, Kanagawa
10	Nagoya Office	Nagoya, Aichi
11	Hokuriku Office	Toyama, Toyama
12	Hakata Office	Fukuoka, Fukuoka
13	MICWARE NORTH AMERICA, INC.	United States
14	MICWARE ASIA PACIFIC CO., LTD.	Thailand
15	Micware Europe GmbH	Germany

(10)	Employee Status of the Corporate Group (as of February 28, 2026)

Number of Employees in the Corporate Group	Change from the previous fiscal year end
561	+29

(Note)	1.	The number of employees refers to the number of personnel on the Group’s payroll.
2.	The status of our employees (non-consolidated) is as follows.

Number of Employees at the Company	Change from the end of the previous fiscal year
36	+5

(11)	Major Lenders of the Corporate Group (February 28, 2026)

Lender	Long-term loan balance
Sumitomo Mitsui Banking Corporation	1,538,700 thou yen
MUFG Bank, Ltd.	1,291,695 thou yen
The Awaji Shinkin Bank	1,220,620 thou yen
The other 5 banks	536,112 thou yen
Total	4,587,127 thou yen

(Note)	Includes long-term borrowings due within one year; excludes other short-term borrowings.

(12)	Other Important Matters Concerning the Current Status of the Corporate Group

In addition to further expanding our existing businesses, our Group has been preparing for a listing on the U.S. Nasdaq Global Market via American Depositary Shares (ADS) to achieve sustainable growth through new business ventures and full-scale entry into the global market. Furthermore, on March 6, 2025 (U.S. time), following the end of this fiscal year, we publicly filed Form F-1 with the U.S. Securities and Exchange Commission (SEC).

We view this listing as a significant milestone for our Group in accelerating our global business expansion. We believe it will lead to enhanced global recognition and credibility, the acquisition of talented personnel and strategic partners, and the creation of new growth opportunities. Moving forward, we will continue to further strengthen our governance and internal control systems with a view to the stock listing, while working to enhance our corporate value over the medium to long term.

2. Matters Concerning Shares (as of February 28, 2026)

(1)	Total Number of Authorized Shares

520,000 shares

(2)	Total Number of Shares Issued

240,890 shares (including 7,936 treasury shares)

(3)	Number of Shareholders

54 (including treasury stock)

(4)	Major Shareholders (Top 10 excluding treasury stock)

Rank	Shareholder Name	Number of Shares Held	Percentage of Voting Rights
1	Toyota Motor Corporation	28,470	11.8%
1	Honda Motor Co., Ltd.	28,470	11.8%
3	Kenji Narushima	26,000	10.8%
4	Masahide Shigeno	19,500	8.1%
5	Takuma Segawa	15,210	6.3%
6	Hideaki Tokuhara	14,300	5.9%
7	Hiroyuki Makino	9,750	4.0%
8	O-well Corporation	9,230	3.8%
9	Automotive Industry Support Fund 2021 Limited Partnership	8,000	3.3%
10	Mitsubishi UFJ Capital No. 9 Limited Partnership	5,980	2.5%

(5)	Other Important Matters Regarding Shares

As of April 30, 2025, Morpho, Inc. acquired 1,764 shares of the Company’s common stock by subscribing to the Company’s treasury stock.

The Company conducted a stock split on March 31, 2026, at a ratio of 241 shares for every 1 share of common stock. Consequently, the total number of authorized shares increased to 125,320,000 shares, and the total number of issued shares increased to 58,054,490 shares.

3. Matters Concerning Stock Options, etc.

(1)	Summary of stock acquisition rights, etc., granted to the Company’s officers as compensation for the performance of their duties as of the end of this consolidated fiscal year

Name	Second Series Stock Acquisition Rights
Number of stock acquisition rights	59
Number of holders Directors (excluding outside directors)	2
Class and number of shares subject to stock acquisition rights	10,530 shares of the Company’s common stock
Issue price of stock acquisition rights	No cash payment is required.
Value of assets to be contributed upon exercise of stock acquisition rights	13,231 yen per share
Exercise period of stock acquisition rights	From October 31, 2022, to February 23, 2028
Main conditions for exercising stock acquisition rights

●

Limited to cases where the Company’s common stock is publicly listed.

●

The holder must be a director, corporate auditor, or employee of the Company or a subsidiary of the Company at the time of exercise.

(2)	Summary of stock acquisition rights, etc., granted to the Company’s employees, subsidiaries’ officers, and their employees as compensation for the performance of their duties as of the end of this consolidated fiscal year

Name	First Series Stock Acquisition Rights
Number of stock acquisition rights	184
Number of holders Employees (excluding those who also serve as officers of the Company)	34
Class and number of shares subject to stock acquisition rights	23,920 shares of the Company’s common stock
Issue price of acquisition rights	No cash payment is required.
Value of assets to be contributed upon exercise of acquisition rights	6,924 yen per share
Exercise period of stock acquisition rights	From February 24, 2020, to February 23, 2028
Main conditions for exercising acquisition rights

●

Limited to cases where the Company’s common stock is publicly listed.

●

The holder must be serving as a director, corporate auditor, or employee of the Company or a subsidiary of the Company at the time of exercise.

Name	Second Series Stock Acquisition Rights
Number of stock acquisition rights	27
Number of holders Employees (excluding those who also serve as officers of the Company)	17
Class and number of shares subject to stock acquisition rights	3,250 shares of the Company’s common stock
Issue price of stock acquisition rights	No cash payment is required.
Value of assets to be contributed upon exercise of stock acquisition rights	13,231 yen per share
Exercise period of stock acquisition rights	From October 31, 2022, to February 23, 2028
Main conditions for exercising Stock acquisition rights

●

Limited to cases where the Company’s common stock is publicly listed.

●

The holder must be a director, corporate auditor, or employee of the Company or a subsidiary of the Company at the time of exercise.

(3)	Summary of stock acquisition rights, etc., granted to the officers and employees of the Company and its subsidiaries as compensation for the performance of their duties during this consolidated fiscal year

There are no applicable items.

4. Matters Concerning Company Officers

(1)	Status of Directors and Corporate Auditors (as of February 28, 2026)

Position	Name	Responsibilities and Significant Concurrent Positions
Representative Director, Chairman and President	Kenji Narushima	―
Representative Director, Deputy President	Masahide Shigeno	Director, Micware Automotive Co., Ltd. Director, Micware Create Co., Ltd. Director, Sdtech Inc.
Director	Kazuyuki Kawabata	―
Director	Asami Sadoi	Outside Director, O-Well Corporation Representative, Office muMore
Director	Jerzy Marek Rudzinski	Supervisory Board Member, Makolab SA Senior Advisor, FQS Poland Limited Management Committee
Director	Yuko Osumi	Global Customer Manager, Bose Automotive G.K.(Current)
Director	Rieko Okada	Outside Corporate Auditor, Arcadia Inc. (Current) Representing Okada Certified Public Accountant Office (Current)
Full-time Corporate Auditor	Umei Fujita	Corporate Auditor, Micware Automotive Co., Ltd. Corporate Auditor, Micware Navigations Co., Ltd. Corporate Auditor, Micware Mobility Co., Ltd.
Corporate Auditor	Mitsunori Yabe	Representative, Yabe Certified Public Accountant Office
Corporate Auditor	Wakako Isaka	Counsel, TMI Associates

(Note)	1.	Directors Kazuyuki Kawabata, Asami Sadoi, Marek Rudzinski, Yuko Osumi, and Rieko Okada are outside directors.
	2.	Corporate Auditors Mitsunori Yabe and Wakako Isaka are outside corporate auditors.
	3.	Director Rieko Okada and Corporate Auditor Mitsunori Yabe are certified public accountants and possess a considerable degree of expertise in finance and accounting.
	4.	Corporate Auditor Wakako Isaka is a licensed attorney and possesses a considerable degree of expertise in legal matters.

(2)	Matters Concerning Retired Corporate Officers

Name	Resignation Date	Reason for Resignation	Position at the Time of Resignation
Kazuhisa Shitanaka	February 28, 2026	Personal reasons	Director
Kotaro Seike	February 28, 2026	Personal reasons	Director

(3)	Summary of the Limited Liability Agreement

With respect to directors (excluding executive directors, etc.), the Company has established a limited liability agreement based on a resolution adopted at the Extraordinary General Meeting of Shareholders held on March 29, 2018; and with respect to corporate auditors (excluding a full-time corporate auditor), a resolution adopted at the Annual General Meeting of Shareholders held on May 21, 2018, regarding the limitation of liability under Article 423, Paragraph 1 of the Companies Act, the Company has amended its Articles of Incorporation to permit the conclusion of agreements limiting liability for damages (hereinafter referred to as “Limitation of Liability Agreements”) in cases where the requirements prescribed by laws and regulations are met (provided, however, that the maximum limit of liability under such agreements shall be the minimum liability limit prescribed by laws and regulations). Furthermore, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act and the Articles of Incorporation as amended, the Company has entered into such Liability Limitation Agreements with five outside directors (Kazuyuki Kawabata, Asami Sadoi, Jerzy Marek Rudzinski, Yuko Osumi, and Rieko Okada) and two outside corporate auditors (Mitsunori Yabe and Wakako Isaka).

(4)	Summary of the Directors and Officers Liability Insurance Policy

Not applicable.

(5)	Amount of remuneration, etc., for directors for this fiscal year

(a)	Matters Concerning the Policy for Determining Individual Directors’ Compensation

The Company resolved the policy regarding the determination of individual directors’ compensation, etc. (hereinafter referred to as the “Determination Policy”) at the Board of Directors meeting held on April 18, 2022. The summary is as follows.

(i)	Basic Policy

The Company’s basic policy regarding directors’ compensation is to establish a compensation system linked to shareholder interests so that it functions effectively as an incentive to achieve the sustainable enhancement of corporate value, and to set the compensation for each individual director at an appropriate level based on their respective responsibilities. Specifically, the compensation for executive directors consists of a base salary as fixed compensation and executive bonuses; however, the Board of Directors may determine non-monetary compensation, such as shares, in response to changes in the business environment. Furthermore, for outside directors who perform supervisory functions, only a base salary will be paid, in light of their duties.

(ii)	Base Compensation

The basic remuneration of the Company’s directors shall be a monthly fixed amount, determined through comprehensive consideration of factors such as position, responsibilities, and years of service, while also taking into account industry standards, the Company’s performance, and employee salary levels.

(iii)	Policy for determining the content and amount or calculation method of performance-based compensation, etc. (including the policy for determining the timing or conditions for granting compensation, etc.)

The Company defines executive bonuses and non-monetary compensation in the form of shares, etc. (including stock acquisition rights, etc.) as performance-based compensation.

Regarding executive bonuses, in order to foster a greater focus on improving performance in each fiscal year, such bonuses shall be paid in cash. The amount of the bonus shall be determined on a semi-annual or annual basis, considering factors such as the degree to which the operating profit targets for each fiscal year have been met, and shall be paid at a fixed time each year. Specifically, prior to payment, the Board of Directors shall approve the maximum amount of executive bonuses, and the Representative Director, delegated by the Board of Directors, shall determine the bonus amount for each individual director after consultation with a designated nomination and convening committee.

Regarding non-monetary compensation in the form of shares, etc., the Representative Director, delegated by the Board of Directors, determines the duties for each individual officer based on the performance targets decided by the Board of Directors for each fiscal year, and calculates the compensation according to the achievement rate. Currently, the Board of Directors has not resolved the performance targets subject to non-monetary compensation in the form of shares or the specific calculation of the number of shares.

The reason for delegating the authority to determine individual remuneration amounts to Representative Director Kenji Narushima is that we believe he is best positioned to make the most appropriate judgments, given his deep familiarity with the Company’s business and his ability to view the entire company from a bird’s-eye perspective; however, with the aim of ensuring transparency in conjunction with our listing in the U.S., we have decided that, starting this fiscal year, we will seek the advice of a voluntary Nomination and Remuneration Committee composed of a majority of independent outside directors.

(b) Matters concerning resolutions of the General Meeting of Shareholders regarding directors’ remuneration, etc.

The limit on the total amount of remuneration, etc., for directors was set at 400,000,000 yen(annual amount; excluding salaries for employees) pursuant to Extraordinary General Meeting of Shareholders held on February 28, 2023, and the limit on the total amount of remuneration for auditors was set at 20,000,000 yen (annual amount) pursuant to a resolution adopted at the 15th Annual General Meeting of Shareholders held on May 21, 2018.

Total remuneration, etc., for directors and corporate auditors for this consolidated fiscal year

	Total Remuneration, etc. (thousand yen)	Total by Type of Remuneration (thousand yen)			Number of Eligible Officers (persons)
Category of Officer		Base Compensation	Performance-Based Compensation	Non-monetary compensation, etc.
Directors	183,481	80,481	103,000	–	9
(outside directors included above)	(20,040)	(20,040)	(–)	(–)	(5)
Corporate Auditor	15,600	15,600	–	–	3
(outside corporate auditors included above)	(7,200)	(7,200)	(–)	(–)	(2)
Total	199,081	96,081	103,000	–	12
(outside members included above)	(27,240)	(27,240)	(–)	(–)	(7)

(6)	Matters Concerning Outside Directors

Category	Name	Board of Directors Number of Attendances	Board of Corporate Auditors Number of Attendances	Main Activities
Directors	Kazuyuki Kawabata	13/13	–	Drawing on his background in the financial industry, he actively offers his opinions on proposals and matters under deliberation, primarily from the perspective of corporate management.
Director	Asami Sadoi	12/13	–

Drawing on the broad knowledge and expertise she cultivated at a major electronics manufacturer, she actively offers her opinions on agenda items and matters under deliberation, primarily from the perspective of corporate management and as a woman.

Category	Name	Board of Directors Number of Attendances	Board of Corporate Auditors Number of Attendances	Main Activities
Director	Jerzy Marek Rudzinski	13/13	–	Drawing on the broad knowledge and expertise he cultivated at a major European electrical equipment manufacturer, he actively offers his opinions on agenda items and matters under deliberation, primarily from the perspective of corporate management in overseas markets.
Director	Yuko Osumi	10/10 *Appointed in 2025/5	–	Leveraging the broad knowledge and expertise she has cultivated in the automotive industry, she actively offers her opinions on agenda items and matters under deliberation, primarily from the perspective of corporate management.
Director	Rieko Okada	10/10 *Appointed in 2025/5	–	Drawing on her extensive experience as a certified public accountant and her broad business acumen, she plays a vital role as an outside director, actively offering insights—particularly from the perspectives of financial accounting and internal controls.
Corporate Auditor	Mitsunori Yabe	13/13	12/12	With his extensive experience as a certified public accountant and broad business acumen, he plays an important role as an outside corporate auditor, offering proactive insights primarily from the perspectives of financial accounting and internal controls.
Corporate Auditor	Wakako Isaka	13/13	12/12

With her extensive experience as a lawyer and broad insight, she plays an important role as an outside corporate auditor, offering proactive opinions primarily from the perspectives of corporate legal affairs and compliance.

(Note)	One written resolution has been excluded from the calculation of the number of Board of Directors meetings.

5. Matters Concerning Accounting Auditors

As the Company is not a company required to appoint an accounting auditor under the Companies Act, there are no applicable matters.

Consolidated Financial Statements

23rd Fiscal Year

From March 1, 2025
To February 28, 2026

Micware Co., Ltd.

Consolidated Balance Sheet

(As of February 28, 2026)

(Unit: Thousand Yen)

Account	Amount		Account	Amount
Assets			Liabilities
Current Assets		14,121,630	Current liabilities		6,890,239
Cash and Deposits		8,259,659	Accounts Payable		1,379,171
Accounts Receivable and Contract Assets		5,191,316	Contract Liabilities		60,523
Inventory		116,841	Short-term Debt		2,821,924
Other		553,813	Accrued Income Taxes		614,235
Fixed Assets		4,398,433	Other		2,014,384
Property, Plant, and Equipment		1,919,730	Non-current liabilities		3,078,871
Buildings and Structures		1,977,624	Long-term Debt		2,565,203
Vehicles and Transport Equipment		43,051	Deferred Tax Liabilities		11,179
Tools, Furniture, and Fixtures		788,943	Other		502,488
Land		295,496	Total Liabilities		9,969,110
Other		38,618	Net Assets
Accumulated Depreciation	△	1,224,004	Shareholders’ Equity		8,326,343
Intangible Assets		240,875	Capital		480,000
Goodwill		33,955	Capital Surplus		1,004,996
Other		206,919	Retained Earnings		7,194,223
Investments and Other Assets		2,237,827	Treasury Stock	△	352,877
Investment Securities		316,999	Accumulated Other Comprehensive Income		3,561
Leasehold and Security Deposits		1,111,752	Unrealized Gains on Other Securities	△	116,918
Deferred Tax Assets		798,769	Foreign Currency Translation Adjustment		120,480
Other		10,395	Non-controlling Interests		221,048
Allowance for Doubtful Accounts	△	90	Total Net Assets		8,550,953
Total Assets		18,520,064	Total Liabilities and Net Assets		18,520,064

(Note)	Amounts are rounded down to the nearest thousand yen.

Consolidated Income Statement

(From March 1, 2025 to February 28, 2026)

(Unit: Thousand Yen)

Account	Amount
Revenue			22,233,692
Cost of Goods Sold			14,132,487
Gross Profit			8,101,205
Selling and General Administrative Expenses			5,870,017
Operating Profit			2,231,187
Non-operating Income
Interest and Dividend Income		14,274
Foreign Exchange Gains		10,208
Other		37,415	61,897
Non-operating Expenses
Interest Expense		49,565
Other		2,931	52,497
Ordinary Profit			2,240,587
Extraordinary Income
Gain on Negative Goodwill		106,804
Gain on Sale of Fixed Assets		1,350	108,155
Extraordinary Losses
Loss on Valuation of Investment Securities		91,020
Loss on Disposal of Fixed Assets		14,955	105,975
Profit Before Income Taxes			2,242,767
Income Taxes, Resident Taxes, and Enterprise Taxes		1,043,179
Income Tax - Deferred	△	353,177	690,001
Net Income			1,552,765
Net Income attributable to Non-controlling Interests			18,410
Net Income attributable to Owners of the Parent Company			1,534,354

(Note)	Amounts are rounded down to the nearest thousand yen.

Net income or net loss (-)		1,552,765
Other comprehensive income
Unrealized gains on other securities	△	112,100
Foreign currency translation adjustment		49,997
Total other comprehensive income	△	62,103
Comprehensive Income		1,490,662
(Breakdown)
Comprehensive income attributable to owners of the parent		1,459,791
Comprehensive income attributable to non-controlling interests		30,870

Consolidated Statement of Changes in Equity

(From March 1, 2025 to February 28, 2026)

(Unit: thousand yen)

	Shareholders’ Equity
	Capital	Capital Surplus	Retained Earnings		Treasury Stock		Total Shareholders’ Equity
Balance at the beginning of the current fiscal year	480,000	933,494		5,735,571	∆	431,315		6,717,751
Cumulative effect of changes in accounting policies	–	–	∆	75,702		–	∆	75,702
Opening balance for the current fiscal year reflecting the change in accounting policy	480,000	933,494		5,659,868	∆	431,315		6,642,048
Changes during the current fiscal year	–	–		–		–		–
Dividends from retained earnings	–	–		–		–		–
Net Income attributable to Owners of the Parent Company	–	–		1,534,354		–		1,534,354
Purchase of treasury stock	–	–		–		–		–
Disposal of treasury stock	–	71,501		–		78,438		149,940
Net changes in items other than shareholders’ equity during the current fiscal year	–	–		–		–		–
Total changes during the current consolidated fiscal year	–	71,501		1,534,354		78,438		1,684,294
Balance at the end of the current consolidated fiscal year	480,000	1,004,996		7,194,223	∆	352,877		8,326,343

(Unit: thousand yen)

	Accumulated Other Comprehensive Income
	Unrealized gains on other securities		Foreign currency translation adjustment	Total accumulated other comprehensive income		Non-controlling interests	Total Net Assets
Balance at the beginning of the current fiscal year	∆	4,818	70,483		65,664	190,178		6,973,594
Cumulative effect of changes in accounting policies		–	–		–	–	∆	75,702
Opening balance for the current fiscal year reflecting the change in accounting policy	∆	4,818	70,483		65,664	190,178		6,897,891
Changes during the current fiscal year		–	–		–	–		–
Dividends from retained earnings		–	–		–	–		–
Net Income attributable to Owners of the Parent Company		–	–		–	–		1,534,354
Purchase of treasury stock		–	–		–	–		–
Disposal of treasury stock		–	–		–	–		149,940
Net changes in items other than shareholders’ equity during the current fiscal year	∆	112,100	49,997	∆	62,103	30,870	∆	31,232
Total changes during the current consolidated fiscal year	∆	112,100	49,997	∆	62,103	30,870		1,653,062
Balance at the end of the current consolidated fiscal year	∆	116,918	120,480		3,561	221,048		8,550,953

(Note)	Amounts are rounded down to the nearest thousand yen.

Notes to the Consolidated Financial Statements

(Notes on Material Matters Forming the Basis for the Preparation of the Consolidated Financial Statements)

1.	Matters Concerning the Scope of Consolidation

(1)	Number and Names of Consolidated Subsidiaries

●	Number of Consolidated Subsidiaries 8 companies

●	Names of Consolidated Subsidiaries

Micware Automotive Co., Ltd.

Micware Navigations Co., Ltd.

Micware Mobility Co., Ltd.

Micware Operations Co., Ltd.

Micware Create Co., Ltd.

Micware North America, Inc.

Micware Asia Pacific Co., Ltd.

Micware Europe GmbH

Micware Challenged Co., Ltd. changed its name to Micware Create Co., Ltd. on May 26, 2025.

(2)	Matters concerning the fiscal year of consolidated subsidiaries

The fiscal year-end dates of the consolidated subsidiaries are consistent with the consolidated fiscal year-end.

2.	Accounting Policies

(1)	Asset Valuation Principles and Methods

(a)	Valuation Principles and Methods for Securities

Other securities

Items other than securities without market prices

Market value method based on market prices as of the balance sheet date (valuation gains and losses are recognized directly in the net assets, and the cost of selling items is calculated using the moving average method)

Securities without market prices

Cost method using the moving average method

(b)	Valuation Principles and Methods for Inventories

Merchandise, finished goods and raw materials

Cost method using the weighted average method (Balance sheet values are calculated using the method of writing down book values based on a decline in profitability)

(2)	Depreciation Method for Fixed Assets

(a)	Tangible Fixed Assets

The straight-line method is used.

The major useful lives are as follows.

Buildings and structures:	6 - 47 years
Vehicles and Transportation Equipment:	3 - 6 years
Tools, Furniture, and Fixtures:	2 - 15 years

(b)	Intangible Fixed Assets (excluding goodwill)

The straight-line method is used.

The major useful lives are as follows:

Software for internal use

The straight-line method is used based on the estimated useful life within the company (5 years).

(3)	Accounting Standards for Material Provisions

Allowance for Losses on Orders

To prepare for future losses related to custom software development and similar activities, we recognize provisions on an individual basis for contracts where losses are expected to occur in the next consolidated fiscal year or later and where the amount can be reasonably estimated.

Allowance for Doubtful Accounts

To prepare for losses due to bad debts, the Company records an allowance for uncollectible amounts based on historical bad debt ratios for ordinary receivables and by individually assessing the collectability of specific receivables, specifically those at risk of becoming uncollectible.

(4)	Accounting Principles for Revenue and Expenses

The Group recognizes revenue based on the following five-step approach.

Step 1: Identify contracts with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the performance obligations are satisfied

The Group primarily engages in the development of software for cockpit systems for major automakers, providing coordinated control systems for in-vehicle networks and car navigation systems in response to the increasing electrification of automobiles. Its main customers are major domestic automakers and automotive equipment manufacturers, primarily those specializing in car navigation systems.

The details of the primary performance obligations in the Group’s main business related to revenue arising from contracts with customers, and the ordinary timing at which those performance obligations are satisfied (the ordinary timing of revenue recognition), are as follows.

Revenue is measured as the amount of consideration promised in contracts with customers, net of returns, discounts, and rebates.

The consideration for these performance obligations is collected generally within one year after the performance obligations are satisfied, in accordance with separately stipulated payment terms, and does not contain any material financial elements.

(a)	Revenue Recognition for Custom-developed Software

The Company primarily engages in contract software development. For these transactions, performance obligations are satisfied over a period of time, and revenue is recognized based on the percentage of completion of those performance obligations. The percentage of completion is measured using the input method, based on the ratio of cumulative actual costs incurred to estimated total costs at the end of each reporting period, and estimates are revised if there is a possibility of a change in the progress toward completion.

(b)	Revenue Recognition from Licensing

Royalty income is generated primarily from the sale of products that include licenses related to the Group’s intellectual property (software provided to customers). Royalty revenue is generated based on the licensee’s sales revenue, and revenue is recognized when the licensee sells the relevant product and reports the sale to the Group. Furthermore, for license grants where the Group determines that it acts as an agent, revenue is recognized as the net amount—calculated by subtracting the amount paid to the other party from the amount received in exchange for the license provided by that other party.

(c)	Revenue Recognition for Maintenance and Services

This primarily consists of software maintenance and related services provided to customers, and the Group has an obligation to provide maintenance and services based on maintenance contracts with customers. These maintenance contracts are transactions that satisfy performance obligations over a period of time, and revenue is recognized based on the progress of satisfying those performance obligations.

(5)	Other Material Fundamental Matters to Preparing the Consolidated Financial Statements

(a)	Basis for converting material foreign currency-denominated assets or liabilities into Japanese yen

Monetary assets and liabilities denominated in foreign currencies are translated into yen at the spot exchange rate on the consolidated balance sheet date, and translation differences are recognized as profit or loss. Assets and liabilities of overseas subsidiaries and other entities are translated into yen at the spot exchange rate on the consolidated balance sheet date, while revenue and expenses are translated into yen at the average exchange rate for the period. Translation differences are recorded in the foreign currency translation adjustment account and non-controlling interests within the equity section.

(b)	Amortization Method and Period for Goodwill

Goodwill is amortized on a straight-line basis over the period in which the benefits are reasonably expected to be realized.

(Note on Changes in Accounting Policies)

(Change in Accounting Treatment for Asset Retirement Obligations)

Previously, the Company recognized asset retirement obligations related to restoration obligations under real estate lease agreements by reasonably estimating the amount of security deposits associated with such lease agreements that could not be recovered, and recognizing as an expense the portion deemed to be this period’s burden. However, in light of the recent surge in restoration costs and to more appropriately present the Company’s financial position and operating results, effective from this consolidated fiscal year, the Company has changed its accounting treatment to recognize restoration costs as asset retirement obligations under liabilities and to include the corresponding retirement costs in tangible fixed assets for depreciation.

The cumulative effect of this change in accounting policy, calculated based on the difference between the cumulative amount of depreciation and interest expenses through the end of the previous fiscal year under the new method and the cumulative amount recognized as an expense through the end of the previous fiscal year for leasehold deposits not expected to be recovered, has been reflected in the opening balance of this fiscal year.

As a result, compared to the previous method, tangible fixed assets at the end of this fiscal year increased by 209,461 thousand yen, leasehold and guarantee deposits increased by 142,762 thousand yen, deferred tax assets by 40,291 thousand yen, and asset retirement obligations by 481,703 thousand yen, while selling, general and administrative expenses for this fiscal year increased by 19,012 thousand yen. Consequently, operating profit, ordinary profit, profit before income taxes, net income, and net income attributable to owners of the parent each decreased by 19,012 thousand yen.

Net assets per share and net income per share for this consolidated fiscal year decreased by 81.62 yen and 81.71 yen, respectively.

Due to the cumulative effect of the change in accounting policy reflected in the book value of net assets at the beginning of this consolidated fiscal year, the opening balance of retained earnings in the consolidated statement of changes in equity after retroactive application decreased by 75,702 thousand yen.

(Notes on Accounting Estimates)

Among the items recorded in the consolidated financial statements for this fiscal year based on accounting estimates, those that may have a material impact on the consolidated financial statements for the next fiscal year are as follows.

(1)	Revenue recognition under software development contracts, etc.

(a)	Amounts recorded in the consolidated financial statements for this fiscal year

Contract Assets	3,349,713 thousand yen

(b)	Information regarding material accounting estimates related to identified items

For custom software development contracts, etc. (hereinafter referred to as “software development contracts, etc.”), the Group estimates the percentage of completion of performance obligations that are satisfied over a certain period and recognizes revenue over that period based on such percentage of completion. This estimation method is based on the input method using the percentage of incurred costs to total estimated costs.

Software development contracts, etc., vary in specifications depending on customer requirements, resulting in the individual nature of the development work. Furthermore, since changes in work content or revisions to man-hours may be necessary due to new facts or changes in circumstances discovered after development has commenced, the estimation of total estimated costs incorporates development man-hours as a key assumption.

Although the total estimated cost is estimated to reflect the latest situation as of the end of this consolidated fiscal year, if the assumptions underlying the estimate change due to new facts or changes in circumstances discovered after the start of development, this could have a material impact on the amount of revenue recognized in the consolidated financial statements for the following consolidated fiscal year.

(2)	Recoverability of deferred tax assets

(a)	Amounts recorded in the consolidated financial statements for this fiscal year

Deferred tax assets: 798,769 thousand yen

(b)	Information regarding material accounting estimates related to identified items

The Group recognizes deferred tax assets based on various forecasts and assumptions, including revenue projections regarding future taxable income. Deferred tax assets are recognized only to the extent that recovery is deemed probable after careful consideration of trends in past taxable income and projections of future taxable income. Therefore, if it is determined that the probability of recovery has decreased, the carrying amount of deferred tax assets may be reduced to the recoverable amount. This determination is based on whether one of the following criteria is met: the adequacy of taxable income before adjustments for temporary differences based on earnings capacity, the adequacy of taxable income before adjustments for temporary differences based on tax planning, or the adequacy of future taxable income arising from temporary differences.

In determining the adequacy of taxable income before adjustments for temporary differences based on earning power, we estimate taxable income for the fiscal year in which the temporary differences are expected to be resolved and for the carryback and carryforward periods. Taxable income is estimated based on the figures underlying the annual budget used within the Group, with appropriate adjustments made for external factors such as the business environment and the status of plan progress based on past performance.

Although these estimates reflect the latest situation as of the end of this consolidated fiscal year, they may be affected by future changes in uncertain economic conditions. If the timing and amount of actual taxable income differ from the estimates, this could have a material impact on the amounts of deferred tax assets and income tax adjustments in the consolidated financial statements for the following consolidated fiscal year.

(Notes to the Consolidated Balance Sheet)

1.	Inventories

Raw Materials and Supplies	116,841	thousand yen

2.	Commitment Line Agreements

To improve capital efficiency and ensure the efficient funding of working capital when needed, our Group has entered into commitment line agreements with two correspondent banks. The outstanding balance of undrawn commitments under these agreements as of the end of this consolidated fiscal year is as follows.

Commitment Amount	5,000,000	thousand yen
Outstanding Loan Balance	800,000	thousand yen
Net amount	4,200,000	thousand yen

(Notes to the Consolidated Statement of Changes in Equity)

1.	Classes and total number of shares outstanding as of the end of this fiscal year

Class of shares	Number of shares at the previous fiscal year end	This fiscal year Number of Shares Issued	This fiscal year Number of shares decreased	Number of shares at this fiscal year end
Common stock	240,890 shares	– shares	– shares	240,890 shares

2.	Types and numbers of treasury stock as of the end of this fiscal year

Class of shares	Number of shares at the previous fiscal year end	This fiscal year Number of shares added	This fiscal year Number of shares decreased	Number of shares at this fiscal year end
Common stock	9,700 shares	– shares	1,764 shares	7,936 shares

3.	Matters concerning dividends

Not applicable.

4.	Class and number of shares subject to stock acquisition rights as of this consolidated fiscal year (excluding those for which the first day of the exercise period has not yet arrived)

Type and number of shares subject to stock acquisition rights at the end of this consolidated fiscal year

Not applicable, as the rights cannot be exercised.

(Notes on Financial Instruments)

1.	Matters Concerning the Status of Financial Instruments

The Group manages its funds primarily through short-term deposits or, in principle, highly secure financial instruments, and raises funds through borrowings from banks and other financial institutions.

We strive to mitigate customer credit risk related to accounts receivable and contract assets in accordance with our credit management regulations. Furthermore, investment securities consist of shares in companies with which we have business relationships; while they are exposed to market price fluctuation risk, we regularly monitor market values and the financial condition of issuers (business partners) and continuously review our holdings in light of our relationships with these companies.

Most accounts payable are due within one year. Furthermore, borrowings are used for working capital (primarily short-term). We manage liquidity risks associated with operating liabilities and borrowings by preparing and regularly updating cash flow plans.

2.	Matters Concerning the Fair Value of Financial Instruments

The carrying amounts, fair values, and differences between them on the consolidated balance sheet as of February 28, 2026 (this fiscal year end) are as follows. Note that securities without market prices (carrying amount of 46,478 thousand yen) are not included in “Other securities”. Furthermore, notes have been omitted for “Cash and Deposits”, “Accounts Receivable and Contract Assets”, “Accounts Payable”, “Income Taxes Payable”, and “Short-term Borrowings” because they consist of cash or are settled within a short period, and their fair values approximate their book values.

(Unit: thousand yen)

	Consolidated Balance Sheet Carrying amount (*1)	Fair value (*1)	Difference
(1) Investment securities
Other securities	270,520	270,520	–
(2) Long-term debt (*2)	(4,587,127)	(4,564,168)	22,958

(*1)	Items recorded as liabilities are indicated in ().

(*2)	Includes long-term debt due within one year.

(Note 1)	Explanation of valuation techniques and inputs used to calculate fair value

Financial instruments are classified into the following three levels based on the observability and materiality of the inputs used to determine fair value.

Level 1 fair value:

Fair value calculated based on (unadjusted) quoted prices in an active market for identical assets or liabilities

Level 2 fair value:

Fair value calculated using directly or indirectly observable inputs other than Level 1 inputs

Level 3 Fair Value:

Fair value determined using material unobservable inputs

When multiple inputs that have a material impact on the calculation of fair value are used, the fair value is classified at the level with the lowest priority in the calculation of fair value among the levels to which those inputs belong.

Investment securities

Listed shares are valued using market prices. Since listed shares are traded in active markets, their fair value is classified as Level 1.

Long-term borrowings

Among long-term borrowings, those with variable interest rates reflect market interest rates in the short term, and since the Company’s credit status has not changed significantly since the loans were executed, their fair value is considered to approximate their carrying amount; therefore, they are carried at their carrying amount and classified as Level 2 fair value. The fair value of long-term borrowings with fixed interest rates is calculated using the discounted present value method based on the total amount of principal and interest, the remaining term of the debt, and an interest rate that takes credit risk into account; these are classified as Level 2 fair values.

(Note 2) Securities without market prices

(Unit: Thousands of yen)

Category	Amount recorded on the consolidated balance sheet
Unlisted stocks	46,478

These are not included in “Other securities.”

(Notes on Revenue Recognition)

1.	Breakdown of Revenue

The Group is engaged in the software development business. The breakdown of revenue arising from contracts with major customers is as follows.

(Unit: Thousands of yen)

This Fiscal Year
Custom-developed software	17,688,510
Software licensing	3,096,186
Maintenance, services, etc.	1,448,996
Total	22,233,692

2.	Basic Information for Understanding Revenue

As described in “2. Accounting Policies”, “(4) Accounting Standards for Revenue and Expenses” in the Notes on Material Matters Forming the Basis for the Preparation of the Consolidated Financial Statements.

3.	Information for Understanding Revenue Amounts for This and Subsequent Fiscal Years

(1)	Balances of Contract Assets and Contract Liabilities, etc.

(Unit: Thousands of yen)

This fiscal year end (February 28, 2026)
Receivables arising from contracts with customers	1,841,602
Contract assets	3,349,713
Contract liabilities	60,523

Contract assets represent the portion of the Group’s rights to receive consideration in exchange for the fulfillment of performance obligations related to the development of systems according to customer specifications in the Group’s software development operations, excluding receivables. Contract assets are reclassified as receivables when the rights to receive consideration become unconditional, such as upon customer acceptance.

Contract liabilities represent the portion of consideration received from customers for the Group’s various operations that exceeds the amount already recognized as revenue. Contract liabilities are reclassified as revenue when performance obligations are satisfied through the provision of various services.

Amount recognized as revenue during the this consolidated fiscal year that was included in contract liabilities at the beginning of the period was 28,963 thousand yen.

(2)	Transaction price allocated to remaining performance obligations

As of the end of this consolidated fiscal year, there are no material contracts with an initially estimated contract term exceeding one year. Furthermore, for contracts with an initially estimated contract term of one year or less, we have omitted disclosure in accordance with practical expedients.

(Notes on Per Share Information)

Net Assets per Share	35,757.72 yen
Net Income per Share	6,594.19 yen

(Notes on Material Subsequent Events)

(Stock Split)

On March 31, 2026, the Company implemented a stock split and made partial amendments to the Articles of Incorporation in connection with the stock split, as described below. This stock split was implemented to lower the price per investment unit of the Company’s shares, thereby enabling the smooth execution of future capital policies.

(1)	Method of Stock Split

One share of the Company’s common stock held by a shareholder listed in the latest shareholder register as of the record date has been split into 241 shares.

(2)	Number of Shares Increased by the Split

Total number of shares issued prior to the stock split: Common Stock: 240,890 shares

Number of shares increased by the stock split: Common stock: 57,813,600 shares

Total number of shares issued after the stock split: Common stock: 58,054,490 shares

(3)	Schedule

Board of Directors Resolution Date	February 16, 2026
Record Date	March 30, 2026
Effective Date	March 31, 2026

(4)	Partial Amendment to the Articles of Incorporation

In conjunction with the above stock split, pursuant to the provisions of Article 184, Paragraph 2 of the Companies Act, we have amended the Articles of Incorporation to increase the Company’s total authorized share capital from 520,000 shares to 125,320,000 shares, effective as of March 31, 2026, the effective date of the stock split.

(5)	Impact on Per-Share Information

The per-share information, assuming that the stock split had been conducted at the beginning of this fiscal year, is as follows

Net assets per share: 148.37 yen

Net income per share: 27.36 yen

Financial Statements

23rd Fiscal Year

From March 1, 2025

To February 28, 2026

Micware Co., Ltd.

Balance Sheet

(As of February 28, 2026)

(Unit: Thousand Yen)

Account	Amount		Account	Amount
Assets			Liabilities
Current Assets		8,070,992	Current Liabilities		5,179,589
Cash and Deposits		3,828,405	Accounts Payable		446,473
Accounts Receivable		872,739	Short-term Debt		3,737,477
Prepaid Expenses		197,323	Accounts Payable		324,605
Short-term Loans Receivable		2,192,963	Accrued Expenses		153,214
Other Receivable		528,290	Advances Received		236
Consumption Tax Receivable		178,356	Accrued Income Taxes		327,257
Other		272,913	Other		190,324

Fixed Assets		5,559,405	Long-term Liabilities		3,057,806
Property, Plant, and Equipment		1,610,729	Long-term Debt		2,565,203
Buildings		1,929,945	Asset Retirement Obligations		481,703
Vehicles and Transportation Equipment		22,345	Other		10,900
Tools, Furniture, and Fixtures		188,703
Land		295,496	Total Liabilities		8,237,395
Other		36,384	Net Assets
Accumulated Depreciation	∆	862,145
			Shareholders’ equity		5,509,920
Intangible Fixed Assets		80,554	Capital		480,000
Software		80,554	Capital Surplus		918,160
			Capital Reserve		682,504
Investments and Other Assets		3,868,121	Other Capital Surplus		235,656
Investment Securities		316,999	Retained Earnings		4,464,637
Shares of Affiliates		1,903,000	Other Retained Earnings		4,464,637
Lease and Guarantee Deposits		1,098,531	Unappropriated Retained Earnings		4,464,637
Deferred Tax Assets		541,408	Treasury Stock	∆	352,877
Other		8,271
Allowance for Doubtful Accounts	∆	90	Valuation and Translation Adjustments	∆	116,918
			Valuation Difference on Other Securities	∆	116,918

			Total Net Assets		5,393,001
Total Assets		13,630,397	Total Liabilities and Net Assets		13,630,397

(Note)	Amounts are rounded down to the nearest thousand yen.

Income Statement

(From March 1, 2025 to February 28, 2026)

(Unit: Thousand Yen)

Item	Amount
Revenue			4,569,429
Cost of Goods Sold			2,573
Gross Profit			4,566,856
Selling and General Administrative Expenses			4,390,817
Operating Profit			176,038

Non-operating income
Interest and Dividend Income		542,043
Foreign Exchange Gains		40,008
Other		25,186	607,238

Non-operating expenses
Interest Expense		49,522
Commissions Paid		1,654
Other		4,457	55,633
Ordinary Profit			727,642

Extraordinary income
Gain on Sale of Fixed Assets		1,350	1,350

Extraordinary Losses
Loss on Disposal of Fixed Assets		11,952
Loss on Valuation of Investment Securities		91,020	102,973
Profit Before Income Taxes			626,019

Income Taxes, Resident Taxes, and Enterprise Taxes		297,086
Income Taxes - Deferred	∆	273,810	23,275
Net Income			602,743

(Note)	Amounts are rounded down to the nearest thousand yen.

Statement of Changes in Shareholders’ Equity

(From March 1, 2025 to February 28, 2026)

(Unit: Thousand Yen)

	Shareholders’ Equity
		Capital Surplus			Retained Earnings
	Capital	Capital Reserve	Other Capital Surplus	Capital Surplus Total	Other retained earnings	Retained Earnings Total
					Unappropriated Retained Earnings
Balance at the beginning of the current period	480,000	682,504	164,154	846,658	3,937,597		3,937,597
Cumulative effect of changes in accounting policies	–	–	–	–	∆ 75,702	∆	75,702
Opening balance reflecting the change in accounting policy	480,000	682,504	164,154	846,658	3,861,894		3,861,894
Changes for the current period
Net income	–	–	–	–	602,743		602,743
Disposal of treasury stock	–	–	71,501	71,501	–		–
Net changes in items other than shareholders’ equity	–	–	–	–	–		–
Total changes for the current period	–	–	71,501	71,501	602,743		602,743
Balance at end of period	480,000	682,504	235,656	918,160	4,464,637		4,464,637

(Unit: Thousand Yen)

	Shareholders’ Equity				Valuation and Translation Adjustments
	Treasury Stock		Total Shareholders’ Equity		Valuation Difference on Other Securities		Total Valuation and Translation Adjustments		Total Equity
Balance at the beginning of the current period	∆	431,315		4,832,940	∆	4,818	∆	4,818		4,828,121
Cumulative effect of changes in accounting policies		–	∆	75,702		–		–	∆	75,702
Opening balance reflecting the change in accounting policy	∆	431,315		4,757,237	∆	4,818	∆	4,818		4,752,419
Changes for the current period
Net income		–		602,743		–		–		602,743
Disposal of treasury stock		78,438		149,940		–		–		149,940
Net changes in items other than shareholders’ equity		–		–	∆	112,100	∆	112,100	∆	112,100
Total changes for the current period		78,438		752,683	∆	112,100	∆	112,100		640,582
Balance at end of period	∆	352,877		5,509,920	∆	116,918	∆	116,918		5,393,001

(Note)	Amounts are rounded down to the nearest thousand yen.

Notes to the Financial Statements (Non-consolidated)

(Notes on Material Accounting Policies)

1.	Valuation Standards and Methods for Assets

(1)	Valuation Principles and Methods for Securities

Shares of Subsidiaries and Affiliates

Cost method using the moving average method

Other securities

Items other than securities without a market price

Market value method based on market prices as of the balance sheet date (valuation differences are accounted for using the direct net asset method, and cost of sales is calculated using the moving average method)

Securities without market prices

Cost method using the moving average method

(2)	Valuation standards and methods for inventory

Merchandise, finished goods, and raw materials

Cost method using the weighted average method (Balance sheet values are calculated using the method of writing down book value based on a decline in profitability)

2.	Depreciation Method for Fixed Assets

(1)	Tangible Fixed Assets

The straight-line method is used.

The major useful lives are as follows.

Buildings:	6 - 47 years
Vehicles and Transportation Equipment:	3 - 6 years
Tools, Furniture, and Fixtures:	3 - 15 years

(2)	Intangible Fixed Assets

The straight-line method is used.

The major useful lives are as follows.

Software for internal use

The straight-line method is used based on the useful life within the company (5 years).

3.	Basis for converting foreign currency-denominated assets into Japanese yen

Monetary receivables and payables denominated in foreign currencies are converted to yen at the spot exchange rate on the balance sheet date, and any resulting translation differences are recognized as profit or loss.

4.	Basis for recording provisions

Provision for Losses on Orders

To prepare for future losses related to custom software development and similar activities, we recognize provisions on an individual basis for contracts where losses are expected to occur in the next consolidated fiscal year or later and where the amount can be reasonably estimated.

Allowance for Doubtful Accounts

To prepare for losses due to bad debts, the Company records an allowance for uncollectible amounts based on historical bad debt ratios for ordinary receivables, and by individually assessing collectability for specific receivables, specifically those at risk of becoming uncollectible

5.	Accounting Principles for Revenue and Expenses

The Company recognizes revenue based on the following five-step approach.

Step 1: Identify contracts with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the performance obligations are satisfied

The Company is engaged in the business of providing cooperative control systems for in-vehicle networks and car navigation systems in response to the advancement of automotive electronics, primarily through the development of software for cockpit systems for major automakers. Its main customers are major domestic automakers and automotive equipment manufacturers, primarily those specializing in car navigation systems.

The details of the primary performance obligations in the Company’s main business related to revenue arising from contracts with customers, and the usual time at which those performance obligations are satisfied (the usual time of revenue recognition), are as follows.

Revenue is measured as the amount of consideration promised in contracts with customers, net of returns, discounts, and rebates.

The consideration for these performance obligations is collected generally within one year after the performance obligations are satisfied, in accordance with separately established payment terms, and does not contain any material financial elements.

(a)	Revenue Recognition for Custom-Developed Software

The Company primarily engages in contract software development. For these transactions, performance obligations are satisfied over a period of time, and revenue is recognized based on the percentage of completion of those performance obligations. The percentage of completion is measured using the input method, based on the ratio of cumulative actual costs incurred to estimated total costs at the end of each reporting period, and estimates are revised if there is a possibility of a change in the progress toward completion.

(b)	Revenue Recognition from Licensing

Royalty income is generated primarily from the sale of products that include licenses related to the Company’s intellectual property (software provided to customers). Royalty revenue is generated based on the licensee’s sales, and revenue is recognized when the licensee sells the relevant product and reports the sale to the Company. Furthermore, for license grants where the Company determines that it acts as an agent, revenue is recognized as the net amount—calculated by deducting the amount paid to the other party from the amount received in exchange for the license provided by that other party.

(c)	Revenue Recognition for Maintenance and Services

This primarily consists of software maintenance and related services provided to customers, and the Company has a performance obligation to provide maintenance and services based on maintenance contracts with customers. These maintenance contracts are transactions that satisfy the performance obligation over a period of time, and revenue is recognized based on the progress of satisfying the performance obligation.

(d)	Revenue Recognition for Management Guidance

The Company primarily provides management guidance regarding corporate operations to its Group affiliates. Since revenue from these transactions is calculated by applying a fixed rate to the sales revenue reported by its Group affiliates, the Company recognizes revenue at the end of each reporting period when such sales revenue is reported.

6.	Other Fundamental Matters for Preparing Financial Statements

Accounting Treatment of Consumption Tax, etc.

Consumption tax and local consumption tax are accounted for using the tax-exclusive method.

(Note on Changes in Accounting Policies)

(Change in Accounting Treatment for Asset Retirement Obligations)

Previously, the Company recognized asset retirement obligations related to restoration obligations under real estate lease agreements by reasonably estimating the amount of security deposits associated with such lease agreements that could not be recovered, and recognizing as an expense the portion deemed to be this period’s burden. However, in light of the recent surge in restoration costs and to more appropriately present the Company’s financial position and operating results, effective from this fiscal year, the Company has changed its method to recognize restoration costs as asset retirement obligations under liabilities and to include the corresponding removal costs in tangible fixed assets for depreciation.

The cumulative effect of this change in accounting policy, calculated based on the difference between the cumulative amount of depreciation and interest expenses through the end of the previous fiscal year under the new method and the cumulative amount recognized as an expense through the end of the previous fiscal year for the portion of security deposits ultimately deemed unrecoverable, has been reflected in the opening balance of this fiscal year.

As a result, compared to the previous method, tangible fixed assets at the end of this fiscal year increased by 209,461 thousand yen, leasehold and guarantee deposits increased by 142,762 thousand yen, deferred tax assets by 40,291 thousand yen, and asset retirement obligations by 481,703 thousand yen, while selling, general and administrative expenses for this fiscal year increased by 19,012 thousand yen. Consequently, operating profit, ordinary profit, profit before income taxes, and net income each decreased by 19,012 thousand yen.

Net assets per share and net income per share for this fiscal year decreased by 81.62 yen and 81.71 yen, respectively.

Due to the cumulative effect of the change in accounting policy reflected in the book value of net assets at the beginning of this fiscal year, the opening balance of retained earnings in the statement of changes in shareholders’ equity after retroactive application decreased by 75,702 thousand yen.

(Notes on Accounting Estimates)

Among the items recorded in the financial statements for this fiscal year based on accounting estimates, those that may have a material impact on the financial statements for the next fiscal year are as follows.

(1)	Recoverability of deferred tax assets

(i)	Amounts recorded in the financial statements for this fiscal year

Deferred tax assets: 541,408 thousand yen

(ii)	Information regarding material accounting estimates related to identified items

The Company recognizes deferred tax assets based on various forecasts and assumptions, including revenue projections regarding future taxable income. Deferred tax assets are recognized only to the extent that recovery is deemed probable after careful consideration of trends in past taxable income and projections of future taxable income. Therefore, if it is determined that the likelihood of recovery has decreased, the amount of deferred tax assets recognized may be reduced to the recoverable amount. This determination is based on whether one of the following criteria is met: the adequacy of taxable income before adjustments for temporary differences based on earnings power, the adequacy of taxable income before adjustments for temporary differences based on tax planning, or the adequacy of future taxable income arising from temporary differences.

In determining the sufficiency of taxable income before adjustments for temporary differences based on earning power, we estimate taxable income for the fiscal year in which the temporary differences are expected to be resolved and for the carryback and carryforward periods. Taxable income is estimated based on the figures used as the basis for the Company’s annual budget, with appropriate adjustments made for external factors such as the business environment and the status of plan progress based on past performance.

Although these estimates reflect the latest situation as of the end of this fiscal year, they may be affected by future fluctuations in uncertain economic conditions. If the timing and amount of actual taxable income differ from the estimates, this could have a material impact on the amounts of deferred tax assets and income tax adjustments in the financial statements for the following fiscal year.

(Notes to the Balance Sheet)

Monetary Receivables and Payables from Affiliated Companies

Short-term monetary receivables	3,542,233	thousand yen
Long-term monetary receivables	–	thousand yen
Short-term monetary liabilities	1,550,498	thousand yen
Long-term monetary liabilities	–	thousand yen

(Commitment Line Agreement)

The Company has entered into commitment line agreements with two correspondent banks to efficiently secure working capital. The outstanding balance of undrawn loans and other items as of the end of this fiscal year is as follows.

Commitment Amount	5,000,000	thousand yen
Outstanding Loan Balance	800,000	thousand yen
Net amount	4,200,000	thousand yen

(Notes to the Income Statement)

Transactions with Affiliates
Transaction Volume from Operating Transactions
Operating revenue	4,562,927	thousand yen
Operating expenses	2,216,380	thousand yen

Transaction volume from transactions other than operating transactions
Non-operating income	36,093	thousand yen
Non-operating expenses	3,494	thousand yen

(Notes to the Statement of Changes in Shareholders’ Equity)

Class and number of treasury stocks as of the end of this fiscal year
Common stock	7,936	shares

(Notes on Deferred Tax Accounting)

Breakdown of deferred tax assets and deferred tax liabilities by major cause

Deferred tax assets
Depreciation expense	280,950	thousand yen
Shares in Affiliated Companies	151,847	thousand yen
Investment securities	143,114	thousand yen
Asset retirement obligations	151,090	thousand yen
Other	40,102	thousand yen
Subtotal of deferred tax assets	767,106	thousand yen
Valuation allowance	(159,826)	thousand yen
Total deferred tax assets	607,279	thousand yen

Deferred tax liabilities
Property, plant, and equipment	65,871	thousand yen
Total deferred tax liabilities	65,871	thousand yen
Net deferred tax assets	541,408	thousand yen

(Notes on Transactions with Related Parties)

1. Subsidiaries and Affiliates, etc.	(Unit: thousand yen)

Type	Company Name	Percentage Ownership (Held by) Percentage	Percentage of Relationship	Transactions Details	Transaction Amount	Account	Ending Balance
Subsidiary	Micware Automotive Co., Ltd.	Ownership Direct 100%	Management Guidance and Business Administration Agency Sales Research and Development Outsourcing Treasury and Financing Dispatching Board Director Secondment of Personnel Guaranteed Liabilities	Management Guidance and Business Administration (Note 1)	2,232,163	Accounts Receivable	413,047
				Agency Sales (Note 2) Research and Development Outsourcing (Note 3)	15,201 292,933	Accounts Payable	28,575
				Funds Received (net) Interest Income (net) (Note 4)	339,844 8,082	Short-term Debt	841,095
				Secondment of Personnel (Note 5)	229,006	Accounts Receivable	164,862
				Guaranteed Liabilities (Note 6)	800,000	–	–
	Micware Navigations Co., Ltd.	Ownership Direct 100%	Management Guidance and Business Administration Agency Sales Research and Development Outsourcing Treasury and Financing Secondment of Personnel Guaranteed Liabilities	Management Guidance and Business Administration (Note 1)	1,417,553	Accounts Receivable	14,671
				Agency Sales (Note 2) Research and Development Outsourcing (Note 3)	1,725,503 345,196	Accounts Payable	264,915
				Cash Deposits (net) Interest Income (net) (Note 4)	922,848 15,822	Short-term Debt	978,775
				Secondment of Personnel (Note 5)	163,772	Accounts Receivable	160,531
				Guaranteed Liabilities (Note 6)	800,000	–	–

Type	Company Name	Percentage Ownership (Held by) Percentage	Percentage of Relationship	Transactions Details	Transaction Amount	Account	Ending Balance
	Micware Mobility Co., Ltd.	Owned Direct 100%	Management Guidance and Business Administration Agency Sales Research and Development Outsourcing Treasury and Financing Secondment of Personnel Guaranteed Liabilities	Management Guidance and Business Administration (Note 1)	853,328	Accounts Receivable	121,737
				Agency Sales (Note 2) Research and Development Outsourcing (Note 3)	988,346 203,214	Accounts Payable	120,279
				Cash Deposits (net) Interest Income (net) (Note 4)	562,304 8,643	Short-term Debt	1,155,744
				Secondment of Personnel (Note 5)	125,121	Accounts Receivable	118,185
				Guaranteed Liabilities (Note 6)	800,000	–	–
	Micware Operations Co., Ltd.	Owned Direct 100%	Management Guidance Business Management Outsourcing Guaranteed Liabilities	Business Management Outsourcing for group companies (Note 1)	853,793	Accounts Payable	93,699
				Guaranteed Liabilities (Note 6)	800,000	–	–
	Micware Create Co., Ltd.	Owned Direct 100%	Management Guidance and Business Administration Dispatching Board Director Guaranteed Liabilities	Guaranteed Liabilities (Note 6)	800,000	–	–
	Micware Europe GmbH	Owned Direct 100%	Contract Work	Acceptance of Capital Increase (Note 7)	345,460	–	–

Transaction Terms and Policies for Determining Transaction Terms

(Note 1)	Management guidance fees and fees for business administration services are determined through mutual consultation based on the content and man-hours of the services provided, as well as the scale of the subsidiary’s business. Payment terms are month-end billing with payment due by the end of the following month; there are no terms that are particularly disadvantageous or advantageous compared to general business practices.

(Note 2)	The Company handles sales procedures (such as order processing, invoicing, and payment collection) on behalf of the subsidiary for a portion of the subsidiary’s sales. While the Company does not typically receive commissions for such agency sales, for certain transactions, it receives commissions within a range deemed reasonable, taking into account the man-hours required for administrative processing and the details of discussions with the subsidiary. Commissions are calculated as a fixed percentage based on transaction volume or administrative burden. Furthermore, these transaction terms are not unfairly advantageous or disadvantageous compared to terms for transactions with general third parties.

(Note 3)	For research and development outsourcing fees, we pay an amount calculated by adding appropriate administrative expenses to the cost based on personnel expenses, material costs, and outsourcing fees necessary for the outsourced work. Payment terms are month-end billing with payment due by the end of the following month; there are no terms that are particularly advantageous or disadvantageous compared to general business practices.

(Note 4)	With regard to treasury and financing, these are transactions conducted under the Group’s Cash Management System (CMS), and the transaction amounts represent the average balance during the period. Interest rates are determined reasonably, taking market interest rates into account.

(Note 5)	Expenses related to secondments are calculated based on personnel costs borne by the Company, such as salaries, bonuses, and social insurance premiums, and are recovered from subsidiaries as secondment fees. The transaction amount shown is the average balance during the period. The authority to issue commands and instructions during the secondment period is held by the subsidiary. Furthermore, the terms of these transactions are neither particularly advantageous nor disadvantageous compared to those of transactions with general third parties.

(Note 6)	The Company has received debt guarantees from five domestic subsidiaries for its bank loans. No guarantee fees are paid.

(Note 7)	The Company fully accepted a capital increase conducted by its subsidiary Micware Europe GmbH and paid in 20,000 euros.

(Notes on Revenue Recognition)

Information Forming the Basis for Understanding Revenue Arising from Contracts with Customers

The information necessary to understand revenue arising from contracts with customers is included in the “Notes on Revenue Recognition” section of the “Notes to the Consolidated Financial Statements” in the consolidated financial statements; therefore, these notes are omitted.

(Notes on Per Share Information)

Net Assets per share	23,150.50 yen

Net income per share	2,590.41 yen

(Note regarding material subsequent events)

(Stock Split)

As of March 31, 2026, the Company has implemented a stock split and made partial amendments to the Articles of Incorporation in connection with the stock split, as described below. This stock split was implemented to lower the price per investment unit of the Company’s shares, thereby enabling the smooth execution of future capital policies.

(1) Method of Stock Split

One share of the Company’s common stock held by shareholders listed in the final shareholder register as of the record date below has been split into 241 shares.

(2) Number of Shares Increased by the Split

Total number of shares issued prior to the stock split: Common stock: 240,890 shares

Number of shares increased by the stock split: Common stock: 57,813,600 shares

Total number of shares issued after the stock split: Common stock: 58,054,490 shares

(3) Schedule

Date of Board of Directors Resolution:	February 16, 2026

Record Date:	March 30, 2026

Effective Date:	March 31, 2026

(4) Partial Amendment to the Articles of Incorporation

In conjunction with the above stock split, pursuant to the provisions of Article 184, Paragraph 2 of the Companies Act, the Company has amended the Articles of Incorporation to increase the Company’s total authorized share capital from 520,000 shares to 125,320,000 shares, effective as of March 31, 2026, the effective date of the stock split.

(5) Impact on Per-Share Information

The per-share information, assuming that the stock split had been conducted at the beginning of this fiscal year, is as follows.

Net assets per share: 96.06 yen

Net income per share: 10.75 yen

Audit Report

The Board of Corporate Auditors of Micware Co., Ltd. has prepared this Audit Report following deliberations regarding the execution of duties by the Directors during the 23rd fiscal year, from March 1, 2025, through February 28, 2026, and hereby reports as follows.

1.	Audit Methods and Content of the Corporate Auditors and the Board of Corporate Auditors

(1)	The Board of Corporate Auditors established audit policies and the allocation of duties. In addition to receiving reports from each auditor regarding the status and results of audits, the Board received reports from the directors and others regarding the execution of their duties and requested explanations as necessary.

(2)	Each Corporate Auditor, in accordance with the audit policies and allocation of duties established by the Board of Corporate Auditors, communicated with the Directors, the Internal Auditing Department, and other employees, endeavored to gather information and establish an appropriate audit environment, and conducted audits using the following methods;

We attended Board of Directors meetings and other important meetings, received reports from directors and employees regarding the execution of their duties, requested explanations as necessary, reviewed important approval documents, and investigated the status of operations and assets at the head office. Furthermore, regarding subsidiaries, we communicated and exchanged information with the directors of the subsidiaries and received business reports from them as necessary.

Based on the above methods, we reviewed the Business Report and its accompanying supporting documents for the fiscal year in subject.

Furthermore, we examined the general ledgers and related materials, and reviewed the financial statements (balance sheet, income statement, statement of changes in shareholders’ equity, and notes to the financial statements) and their accompanying schedules for the fiscal year in subject.

2.	Results of the Audit

(1)	Audit Results of the Business Report, etc.

(i)	We acknowledge that the Business Report and its accompanying schedules fairly present the Company’s financial position in accordance with laws and regulations and the Articles of Incorporation.

(ii)	We have not identified evidence of misconduct by the directors in the performance of their duties or any material facts constituting a violation of laws, regulations, or the Articles of Incorporation.

(2)	Audit Results of the Financial Statements and their Supporting Schedules

We recognize that the financial statements and their supporting schedules fairly present the Company’s financial position and results of operations in all material respects.

April 17, 2026

Micware Co., Ltd. Board of Corporate Auditors

Full-time Corporate Auditor: Umei Fujita ㊞

Outside Corporate Auditor: Wakako Isaka ㊞

Outside Corporate Auditor: Mitsunori Yabe ㊞